SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2017

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A

C.N.P.J. No 42.150.391/0001-70

NIRE 29300006939

PUBLICLY-HELD COMPANY

MINUTES OF THE ANNUAL GENERAL MEETING

HELD ON APRIL 28, 2017

(Page of Signatures of the Shareholders present at the Annual General Meeting of BRASKEM S.A. held on April 28, 2017 – An integral part of the Minutes of the Annual General Meeting of BRASKEM S.A. held on April 28, 2017)

1. DATE, TIME AND PLACE: On April 28, 2017, at 10:00 a.m., at the headquarters of BRASKEM S.A. (“Company”), located at Rua Eteno, nº 1.561, Pólo Petroquímico, Municipality of Camaçari, State of Bahia.

2. CALL NOTICE: Call Notice published according to article 124 of Law 6,404/76 (“Corporation Law”), in the “Official Gazette of the State of Bahia”, in editions of March 30 and 31, 2017 and April 1, 2017, in the newspaper “O Correio da Bahia”, in editions of March 30 and 31, 2017 and April 1, 2017.

3. PUBLICATIONS: The documents mentioned in articles 10 and 12 of CVM Normative Ruling No. 481 of December 17, 2009, as amended, were disclosed to the Company’s shareholders upon first and second presentations to CVM, through the Occasional Periodical Information System - IPE, on March 29, 2017 and April 26, 2017, respectively, regarding the matters of this Annual General Meeting.

4. ATTENDANCE: The shareholders representing eighty-six percent (86%) of the share capital of the Company attended the Annual General Meeting, namely: (i) shareholders owning common shares representing more than ninety-eight percent (98%) of the voting capital of the Company; and (ii) shareholders owning Class A and Class B preferred shares representing seventy-one percent (71%) of the total preferred shares of the share capital of the Company, as per the signatures below and those placed on the “Shareholders’ Attendance Book”. For the purposes of the Corporation Law, in its article 134, paragraph 1, Mr. Marcelo Arantes de Carvalho, representative of the Company’s management, was also present.

5. PRESIDING BOARD COMPOSITION: Chairwoman: Mrs. Paula Cristina Penteado Magalhães Azevedo; and Secretary: Mrs. Alessandra Ordunha Araripe, both chosen as established in article 16, paragraph 3 of the Company’s Bylaws.

6. AGENDA: (1) Election of the full and alternate members of the Fiscal Board of the Company; and (2) Establishment of the annual global compensation of the managers and members of the Fiscal Board for the fiscal year ending on December 31, 2017.

7. RESOLUTIONS: The matters contained in the Agenda were submitted to discussion and voting, with the following resolutions having been made:

            7.1. ELECTION OF THE MEMBERS OF THE FISCAL BOARD:

(a)         pursuant to article 161, paragraph 4, letter “a”, of the Corporation Law, the following persons were elected by the majority vote of the minority shareholders of preferred shares who took part separately of the election, according to the voting map contained in Exhibit I hereto, (i) Mr. Charles René Lebarbenchon, Brazilian citizen, widower, lawyer, bearer of identity card RG No.

BRASKEM S.A

C.N.P.J. No 42.150.391/0001-70

NIRE 29300006939

PUBLICLY-HELD COMPANY

MINUTES OF THE ANNUAL GENERAL MEETING

HELD ON APRIL 28, 2017

(Page of Signatures of the Shareholders present at the Annual General Meeting of BRASKEM S.A. held on April 28, 2017 – An integral part of the Minutes of the Annual General Meeting of BRASKEM S.A. held on April 28, 2017)

968.380 SSP/SC and enrolled in the Individual Taxpayer’s Register of the Ministry of Finance (CPF/MF) under No. 769.387.609-00, resident and domiciled in Florianópolis/SC, with business address at Rua Dom Jaime Câmara, 179, salas 806 a 808, Centro, Florianópolis/SC, CEP 88015-120, as full member of the Fiscal Board; and (ii) Mr. Marcos Galeazzi Rosset, Brazilian citizen, married under the partial property ruling, manager, bearer of identity card RG No. 023.216.238-70 SSP/SP and enrolled in the CPF/MF under No. 023.216.238-70, resident and domiciled at Av. São Paulo Antigo, ap. 132ª, Real Park, São Paulo/SP, CEP 05684-011, as his respective alternate, both indicated by the minority shareholder Geração Futuro L. Par de Fundo de Investimento em Ações, enrolled in the National Register of Legal Entities (CNPJ/MF) under No. 08.935.128/0001-59. The minutes also state that the order of the group of candidates indicated by such minority shareholder was changed, at the request of its proxy, which led the Presiding Board to disregard the votes cast by the holders of American Depositary Receipts – ADR, with the consent of its proxy.

(b) Then, the following members were also elected by the majority vote of the attending shareholders of common shares, according to the voting map contained in Exhibit I hereto, under the terms of article 161, paragraph 4, letter “b”, of the Corporation Law, who will make up the Fiscal Board of the Company:

(b.1)    Mr. ISMAEL CAMPOS DE ABREU, Brazilian citizen, married under the partial property ruling, accountant, bearer of Identity Card RG No. 00716820-90 SSP/BA and enrolled in the CPF/MF under No. 075.434.415-00, resident and domiciled in Salvador/BA, with business address at Al. das Catabas, nº 180, Caminho das Árvores, Salvador/BA, CEP 41.820-440, as full member of the Fiscal Board, and Mr. IVAN SILVA DUARTE, Brazilian citizen, married under the partial property ruling, accountant, bearer of Identity Card RG No. 03732230-30 SSP/BA and enrolled in the CPF/MF under No. 611.242.065-15, resident and domiciled in Salvador/BA, with business address at Rua Waldemar Falcão, nº 870, apto 1501, Torre “A”, Horto Florestal, CEP 40295-010, Salvador/BA, as his respective alternate;

(b.2)    Mr. ALUIZIO DA ROCHA COELHO NETO, Brazilian citizen, married under the partial property ruling, accountant, bearer of Identity Card RG No. 923.502-ES SSP/ES and enrolled in the CPF/MF under No. 031.525.087-94, resident and domiciled in São Paulo/SP, with business address at Rua Lemos Monteiro, n° 120, 10º andar, Butantã, São Paulo/SP, CEP 05501-050, as full member of the Fiscal Board, and Mrs. CRISTIANE DA ROCHA RIBEIRO DE SOUZA, Brazilian citizen, married under the partial property ruling, business administrator, bearer of Identity Card RG No. 59.275.536-8 SSP/SP and enrolled in the CPF/MF under No.

BRASKEM S.A

C.N.P.J. No 42.150.391/0001-70

NIRE 29300006939

PUBLICLY-HELD COMPANY

MINUTES OF THE ANNUAL GENERAL MEETING

HELD ON APRIL 28, 2017

(Page of Signatures of the Shareholders present at the Annual General Meeting of BRASKEM S.A. held on April 28, 2017 – An integral part of the Minutes of the Annual General Meeting of BRASKEM S.A. held on April 28, 2017)

465.248.605-78, resident and domiciled in São Paulo/SP, with business address at Rua Lemos Monteiro, n° 120, 16º andar, Butantã, São Paulo/SP, CEP 05501-050, as his respective alternate;

(b.3)    Mr. MARCOS ANTÔNIO ZACARIAS, Brazilian citizen, married under the partial property ruling, accountant, bearer of Identity Card RG No. 04.883.385-9 - IFP/RJ and enrolled in the CPF/MF under No. 663.780.367-72, resident and domiciled in Rio de Janeiro/RJ, with business address at Av. República do Chile, 65 - 14° andar, CEP: 20031-912, as full member of the Fiscal Board, and Mr. ALEXANDRE ANTONIO GERMANO BITTENCOURT, Brazilian citizen, married under the partial property ruling, economist, bearer of Identity Card RG No. 09.712.804-5 IFP/RJ and enrolled in the CPF/MF under No. 023.566.417-00, resident and domiciled in Rio de Janeiro/RJ, with business address at Av. República do Chile, 65 - 13° andar, CEP: 20031-912, as his respective alternate; and

 (b.4)   Mr. CRISTIANO GADELHA VIDAL CAMPELO, Brazilian citizen, in a common-law marriage, lawyer, bearer of Identity Card RG No. 10854676 SSP/MG and enrolled in the CPF/MF under No. 045.136.486-43, resident and domiciled in Rio de Janeiro/RJ, with business address at Rua Assis Bueno, nº 11, apto. 502, Botafogo, Rio de Janeiro/RJ, CEP. 22280-080, as full member of the Fiscal Board.

(c)          The members of the Fiscal Board herein elected or reelected shall take office within 30 days counted from the date hereof, and the current members of the Fiscal Board shall remain in office until the members elected herein are effectively invested in office, with written statements having been submitted for all legal purposes and effects of the provisions in articles 162 and 147 of the Corporation Law, and article 37, item II, of Law  8,934 of November 18, 1994, with the wording of article 4  of Law  10,194 of February 14, 2001, that the members elected herein are not prevented from exercising commercial or management activities in a mercantile company by virtue of a judgment of conviction, with written statements having also submitted in order to comply with the provisions in CVM Ruling No. 358/02, pursuant to said Ruling, which were filed at the Company’s headquarters. Due to the elections resolved upon above, the Fiscal Board shall have the following composition: FULL MEMBERS: ISMAEL CAMPOS DE ABREU; ALUIZIO DA ROCHA COELHO NETO, MARCOS ANTÔNIO ZACARIAS, CHARLES RENÉ LEBARBENCHON, and CRISTIANO GADELHA VIDAL CAMPELO. RESPECTIVE ALTERNATES: IVAN SILVA DUARTE, CRISTIANE DA ROCHA RIBEIRO DE SOUZA, ALEXANDRE ANTONIO GERMANO BITTENCOURT, and MARCOS GALEAZZI ROSSET.

BRASKEM S.A

C.N.P.J. No 42.150.391/0001-70

NIRE 29300006939

PUBLICLY-HELD COMPANY

MINUTES OF THE ANNUAL GENERAL MEETING

HELD ON APRIL 28, 2017

(Page of Signatures of the Shareholders present at the Annual General Meeting of BRASKEM S.A. held on April 28, 2017 – An integral part of the Minutes of the Annual General Meeting of BRASKEM S.A. held on April 28, 2017)

            7.2. ANNUAL GLOBAL COMPENSATION OF THE MANAGERS AND MEMBERS OF THE FISCAL BOARD: the total global amount of forty-six million, four hundred and fifty-four thousand, four hundred and thirty-seven Reais and thirty-eight centavos (R$46,454,437.38) was unanimously approved by the attending shareholders owners of common shares, according to the voting map contained in Exhibit I hereto, for the fiscal year of 2017 with regard to the global compensation of Managers, which amount includes the fixed and variable fees, and respective social charges recognized in the Company’s results, and benefits, and which shall be individualized by the Board of Directors, pursuant to the provisions of articles 25 and 26, item (viii), of the Company's Bylaws. Additionally, the amount of eight hundred and eight thousand and two Reais (R$808,002.00) was also approved by the same shareholders for the fiscal year of 2017 with regard to the compensation of the Fiscal Board members, provided the provisions in article 162, Paragraph 3, of the Corporation Law are respected, therefore, the total global compensation of Managers and the Fiscal Board amounts to forty-seven million, two hundred and sixty-two thousand, four hundred and thirty-nine Reais and thirty-eight centavos (R$47,262,439.38).

8. ADJOURNMENT: As there were no further matters to be discussed, the Annual General Meeting was adjourned and these minutes were drawn up, which, after read, discussed and found to be in order, were signed by all attendees, who decided to authorize the drawing up of these minutes related to this Annual General Meeting as a summary, as well as its publication without the signature of the attending shareholders, pursuant to article 130 of the Corporation Law. Presiding Board: Mrs. Paula Cristina Penteado Magalhães Azevedo, as Chairwoman; and Mrs. Alessandra Ordunha Araripe, as Secretary. Company’s Management: Mr. Marcelo Arantes. SHAREHOLDERS: Odebrecht Serviços e Participações S/A (by Diego Alvarino Britto); Odebrecht S/A (by Diego Alvarino Britto); Petróleo Brasileiro S/A – Petrobras (by Tatiany Batista Coutinho da Costa); Geração L.Par Fundo de Investimentos em Ações (by Charles Rene Lebarbenchon); The Bank of New York Mellon (by Ricardo José Martins Gimenez); ABERDEEN GLOBAL MULTI ASSET INCOME FUND; ABERDEEN MANAGED DISTRIBUTION FUND; ACADIAN COLLECTIVE INVESTMENT TRUST; ACADIAN EMEMRGING MARKETS EQUITY FUND; ACADIAN EMERGING MARKETS EQUITY II FUND, LLC; ADVANCED SERIES TRUST   AST AQR EMERGING MARKETS EQUITY PORT; ADVANCED SERIES TRUST - AST GOLDMAN SACHS MULTI-ASSET PORTFO; ADVANCED SERIES TRUST - AST J.P. MORGAN S O PORTFOLIO; ADVISORS INNER CIRCLE FUND-ACADIAN E.M.PORTF; AJO EMERGING MARKETS ALL CAP MASTER FUND  LTD; ALASKA PERMANENT FUND; AMERICAN CENTURY QUANTITATIVE EQUITY F,INC. - EMERGING M V F; AMERICAN HONDA MASTER RETIREMENT TRUST; AQR EMERGING EQUITIES FUND LP; AQR EMERGING EQUITIES INTEGRATED ALPHA FUND  L.P.; AQR FUNDS   AQR EMERGING RELAXED CONSTRAINT EQUITY FUND;  AQR FUNDS - AQR EMERGING MOMENTUM STYLE FUND; AQR FUNDS - AQR EMERGING MULTI-STYLE FUND;

BRASKEM S.A

C.N.P.J. No 42.150.391/0001-70

NIRE 29300006939

PUBLICLY-HELD COMPANY

MINUTES OF THE ANNUAL GENERAL MEETING

HELD ON APRIL 28, 2017

(Page of Signatures of the Shareholders present at the Annual General Meeting of BRASKEM S.A. held on April 28, 2017 – An integral part of the Minutes of the Annual General Meeting of BRASKEM S.A. held on April 28, 2017)

ARROWSTREET COLLECTIVE INVESTMENT TRUST; AT&T UNION WELFARE BENEFIT TRUST; AXA ROSENBERG EQUITY ALPHA TRUST; BELLSOUTH CORPORATION RFA VEBA TRUST; BEST INVESTMENT CORPORATION; BEST INVESTMENT CORPORATION; BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND; BLACKROCK INSTITUTIONAL TRUST COMPANY NA; BRITISH AIRWAYS PEN TRUSTEES LTD-MAIN A/C; BRITISH AIRWAYS PENSION TRUSTEES LTD. (MPF A/C); BRUNEI INVESTMENT AGENCY; BUREAU OF LABOR FUNDS - LABOR INSURANCE FUND; BUREAU OF LABOR FUNDS - LABOR PENSION FUND; BUREAU OF LABOR FUNDS - LABOR PENSION FUND; C.M.B.AS T.OF T.RJ REYNOLDS TOB.C.D.B.M.TR.; CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; CALIFORNIA PUBLIC EMPLOYEES  RETIREMENT SYSTEM; CAUSEWAY EMERGING MARKETS FUND; CAUSEWAY EMERGING MARKETS GROUP TRUST; CAUSEWAY INTERNATIONAL OPPORTUNITIES FUND; CAUSEWAY INTERNATIONAL OPPORTUNITIES GROUP TRUST; CENTURYLINK  INC. DEFINED CONTRIBUTION PLAN MASTER TRUST; CF DV EMERGING MARKETS STOCK INDEX FUND; CITY OF NEW YORK GROUP TRUST; CITY OF NEW YORK GROUP TRUST; COLLEGE RETIREMENT EQUITIES FUND; COMMONFUND STRATEGIC SOLUTIONS GLOBAL EQUITY, LLC; COMMONWEALTH SUPERANNUATION CORPORATION; COX ENTERPRISES INC MASTER TRUST; DEUTSCHE X-TRACKERS MSCI ALL WORLD EX US HEDGED EQUITY ETF; DGIA EMERGING MARKETS EQUITY FUND L.P.; DIVERSIFIED MARKETS (2010) POOLED FUND TRUST; DREYFUS OPPORTUNITY FUNDS   DREYFUS STRATEGIC BETA E M E F; DUNHAM EMERGING MARKETS STOCK FUND; E-L FINANCIAL CORPORATION LIMITED; EMERGING MARKETS EQUITY FUND; EMERGING MARKETS EQUITY INDEX MASTER FUND; EMERGING MARKETS EQUITY INDEX PLUS FUND; EMERGING MARKETS EX-CONTROVERSIAL WEAPONS EQUITY INDEX FD B; EMERGING MARKETS INDEX NON-LENDABLE FUND; EMERGING MARKETS INDEX NON-LENDABLE FUND B; EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND; EMPLOYEES  RET SYSTEM OF THE STATE OF HAWAII; FIAM GLOBAL EX U.S. INDEX FUND, LP; FIDELIS INSURANCE BERMUDA LIMITED; FIDELITY SALEM STREET T: FIDELITY E M INDEX FUND; FIDELITY SALEM STREET T: FIDELITY G EX U.S INDEX FUND; FIDELITY SALEM STREET T: FIDELITY TOTAL  INTE INDEX FUND; FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING M I FUND; FIDELITY SALEM STREET TRUST: FIDELITY SERIES G EX US I FD; FIDELITY SELECT PORTFOLIOS CHEMICAL PORTFOLIO; FIRST TRUST BRAZIL ALPHADEX FUND; FIRST TRUST LATIN AMERICA ALPHADEX FUND; FIRST TRUST RIVERFRONT DYNAMIC EMERGING MARKETS ETF; FLORIDA STATE BOARD OF ADMINISTRATION; FORD MOTOR CO DEFINED BENEF MASTER TRUST; FRANKLIN TEMPLETON ETF T; FRANKLIN LIBERTYQ EMERGING M ETF; FRANKLIN TEMPLETON ETF TRUST  FRANKLIN LIBERTYQ GLOBAL E ETF; FUTURE FUND BOARD OF GUARDIANS; GE INVESTMENTS FUNDS, INC.; GLOBAL ADVANTAGES F - EMG MKTS HIGH VALUE TEILFONDS; GLOBAL DISCIPLINED

BRASKEM S.A

C.N.P.J. No 42.150.391/0001-70

NIRE 29300006939

PUBLICLY-HELD COMPANY

MINUTES OF THE ANNUAL GENERAL MEETING

HELD ON APRIL 28, 2017

(Page of Signatures of the Shareholders present at the Annual General Meeting of BRASKEM S.A. held on April 28, 2017 – An integral part of the Minutes of the Annual General Meeting of BRASKEM S.A. held on April 28, 2017)

EQUITY PRIVATE FUND, LLC; GLOBAL TRUST COMPANY FBO AQR COLLECTIVE I TRUST - AQR E E F; GLOBAL X BRAZIL MID CAP ETF; GLOBAL X SUPERDIVIDEND EMERGING MARKETS ETF; GMAM INVESTMENT FUNDS TRUST; GOLDMAN SACHS ETF TRUST - GOLDMAN S ACTIVEBETA   E M E ETF; GOLDMAN SACHS TRUST II- GOLDMAN SACHS MULTI-MANAGER G E FUND; GOVERNMENT EMPLOYEES SUPERANNUATION BOARD; HIGHLAND COLLECTIVE INVESTMENT TRUST; HP INVEST COMMON CONTRACTUAL FUND; IBM 401 (K) PLUS PLAN; IN BK FOR REC AND DEV,AS TR FT ST RET PLAN AND TR/RSBP AN TR; INTECH EMERGING MARKETS MANAGED VOLATILITY FUND; INVESCO LOW VOLATILITY EMERGING MARKETS FUND; ISHARES III PUBLIC LIMITED COMPANY; ISHARES MSCI BRAZIL CAPPED ETF; ISHARES MSCI BRIC ETF; ISHARES MSCI EMERGING MARKETS ETF; ITAU FUNDS - LATIN AMERICA EQUITY FUND; JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB DAIWA E E F I M F; JAPAN TRUSTEE SERVICES BK, LTD. RE: RTB NIKKO BEA MOTHER FD; JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND; JOHN HANCOCK FUNDS II STRATEGIC EQUITY ALLOCATION FUND; JPMORGAN FUNDS; KBI DST EMERGING MARKET ESG FUND; KBI GLOBAL INVESTORS (NA) LTD CIT; KIEGER FUND I - KIEGER GLOBAL EQUITY FUND; KLEINWORT BENSON INVESTORS INSTITUTIONAL FUND PUB LT COMPANY; LAZARD ASSET MANAGEMENT LLC; LAZARD EMERGING MARKETS CORE EQUITY TRUST; LAZARD EMERGING MARKETS MULTI-STRATEGY PORTFOLIO; LEGAL   GENERAL GLOBAL EQUITY INDEX FUND; LEGAL & GENERAL GLOBAL EMERGING MARKETS INDEX FUND; LEGAL & GENERAL INTERNATIONAL INDEX TRUST; LEGAL AND GENERAL ASSURANCE SOCIETY LIMITED; LOCKHEED MARTIN CORP DEFINED CONTRIBUTION PLANS MASTER TRUST; LOCKHEED MARTIN CORP MASTER RETIREMENT TRUST; MAINSTAY EMERGING MARKETS OPPORTUNITIES FUND; MAINSTAY VP EMERGING MARKETS EQUITY PORTFOLIO; MANAGED PENSION FUNDS LIMITED; MERCER EMERGING MARKETS EQUITY FUND; MERCER QIF FUND PLC; METZLER STRATEGIC INVESTMENTS PLC/GLOBAL OPPORTUNITIES FUND; MGI FUNDS PLC; MINISTRY OF STRATEGY AND FINANCE; MISSOURI EDUCATION PENSION TRUST; NATIONAL COUNCIL FOR SOCIAL SECURITY FUND; NATIONWIDE BAILARD EMERGING MARKETS EQUITY FUND; NAV CANADA PENSION PLAN; NEUBERGER BERMAN SYSTEMATIC GLOBAL EQUITY TRUST; NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION; NEW YORK LIFE INSURANCE COMPANY; NEW YORK STATE COMMON RETIREMENT FUND; NEW YORK STATE TEACHERS RETIREMENT SYSTEM; NEW ZEALAND SUPERANNUATION FUND; NORGES BANK; NORTHERN EMERGING MARKETS EQUITY INDEX FUND; NORTHERN TRUST INVESTIMENT FUNDS PLC; NORTHERN TRUST UCITS FGR FUND; NTGI QM COMMON DAILY ALL COUNT WORLD EXUS EQU INDEX FD LEND; NTGI QUANTITATIVE MANAGEMENT COLLEC FUNDS TRUST; NTGI-QM COMMON DAC WORLD EX-US INVESTABLE MIF – LENDING; NTGI-QM COMMON DAILY EMERGING MARKETS EIF – LENDING; NTGI-QM COMMON DAILY

BRASKEM S.A

C.N.P.J. No 42.150.391/0001-70

NIRE 29300006939

PUBLICLY-HELD COMPANY

MINUTES OF THE ANNUAL GENERAL MEETING

HELD ON APRIL 28, 2017

(Page of Signatures of the Shareholders present at the Annual General Meeting of BRASKEM S.A. held on April 28, 2017 – An integral part of the Minutes of the Annual General Meeting of BRASKEM S.A. held on April 28, 2017)

EMERGING MARKETS EQUITY I F- NON L; NVIT EMERGING MARKETS FUND; NVIT INTERNATIONAL EQUITY FUND; OHIO POLICE AND FIRE PENSION FUND; OPPENHEIMER GLOBAL ESG REVENUE ETF; OREGON PUBLIC EMPLOYEES RETIREMENT SYSTEM; PARAMETRIC EMERGING MARKETS FUND;PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND; PERPETUAL T S L AS R E F P G D ASSET ALLOCATION FUND; PIMCO EQUITY SERIES PIMCO RAE FUNDAMENTAL EMERGING MARKETS F; PIMCO FUNDS GLOBAL INVESTORS SERIES PLC; POWERSHARES FTSE RAFI EMERGING MARKETS PORTFOLIO; PUBLIC EMPLOYEE RETIREMENT SYSTEM OF IDAHO; PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO; PUBLIC SECTOR PENSION INVESTMENT BOARD; RAILWAYS PENSION TRUSTEE COMPANY LIMITED; RBC QUANT EMERGING MARKETS DIVIDEND LEADERS ETF; SCHLUMBERGER GROUP TRUST AGREEMENT; SCHWAB EMERGING MARKETS EQUITY ETF; SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC- FUNDAMENTAL; SCRI ROBECO CUSTOMIZED QUANT EMERGING MARKETS FONDS; SCRI ROBECO INSTITUTIONEEL EMERGING MARKETS QUANT FONDS; SPDR MSCI ACWI EX US ETF; SPDR MSCI EMERGING MARKETS STRATEGICFACTORS ETF; SSGA EMERGING MARKETS FUND; SSGA MSCI ACWI EX-USA INDEX NON-LENDING DAILY TRUST; SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND; ST STR  RUSSELL FUND GL EX-U.S. INDEX NON-LEND COMMON  TR FD; ST STR MSCI ACWI EX USA IMI SCREENED NON LENDING COMM TR FD; STATE OF MINNESOTA STATE EMPLOYEES RET PLAN; STATE OF NEW JERSEY COMMON PENSION FUND D; STATE OF WISCONSIN INVT. BOARD MASTER TRUST; STATE ST B AND T C INV F F T E RETIR PLANS; STATE STREET ACTIVE EM MKTS SEC LEND QP COM TR FD; STATE STREET EMERGING M A S L QIB COMMON TRUST FUND; STATE STREET EMERGING MARKETS E N-L C TRUST FUND; STATE STREET EMERGING MARKETS EQUITY INDEX FUND; STATE STREET GLOBAL ADVISORS LUX SICAV - S S E L A EQUITY F; STATE STREET GLOBAL ADVISORS LUX SICAV - S S G E M I E FUND; STATE STREET GLOBAL ADVISORS LUXEMBOURG SICAV   SSGA EMSEF; STATE STREET GLOBAL ADVISORS LUXEMBOURG SICAV - SSGA ENHANCE; STATE STREET GLOBAL EQUITY EX-US INDEX PORTFOLIO; STATE STREET IRELAND UNIT TRUST; STICHING PENSIOENFONDS VOOR HUISARTSEN; STICHTING BEDRIJFSTAKPENSIOENFONDS V H BEROEPSVERVOER O D WE; STICHTING DELA DEPOSITARY & MANAGEMENT; STICHTING JURIDISCH EIGENAAR ACTIAM BELEGGINGSFONDSEN; SUNSUPER SUPERANNUATION FUND; TEACHER RETIREMENT SYSTEM OF TEXAS; TEACHERS RETIREMENT ALLOWANCES; TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS; THE BANK OF NEW YORK MELLON EMP BEN COLLECTIVE INVEST FD PLA; THE BOEING COMPANY EMPLOYEE RETIREMENT PLANS MASTER TRUST; THE BOEING COMPANY EMPLOYEE SAVINGS PLANS MASTER TRUST; THE CALIFORNIA STATE TEACHERS RETIREMENT SYS.; THE GOVERNMENT OF THE PROVINCE OF

BRASKEM S.A

C.N.P.J. No 42.150.391/0001-70

NIRE 29300006939

PUBLICLY-HELD COMPANY

MINUTES OF THE ANNUAL GENERAL MEETING

HELD ON APRIL 28, 2017

(Page of Signatures of the Shareholders present at the Annual General Meeting of BRASKEM S.A. held on April 28, 2017 – An integral part of the Minutes of the Annual General Meeting of BRASKEM S.A. held on April 28, 2017)

ALBERTA ; THE MASTER TRUST BANK OF JAP, LTD. AS TR. FOR MTBJ400045828; THE MASTER TRUST BANK OF JAP., LTD. AS TR. FOR MTBJ400045829; THE MASTER TRUST BANK OF JAPAN  LTD. AS T. FOR MTBJ400045835; THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MTBJ400045833; THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MUTB400045796; THE MASTER TRUST BANK OF JAPAN, LTD. AS TR FOR MUTB400045792; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB4000; THE MONETARY AUTHORITY OF SINGAPORE; THE NOMURA T AND B CO LTD RE I E S INDEX MSCI E NO HED M FUN; THE NORTH CAROLINA SUPPLEMENTAL RETIREMENT PLANS GROUP TRUST; THE PENSION RESERVES INVESTMENT MANAG.BOARD; THE SEVENTH SWEDISH NATIONAL PENSION FUND - AP7 EQUITY FUND; THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO; THE YOUNG MEN S CHRISTIAN ASS RET FUND; TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY I F; TRUST & CUSTODY SERVICES BANK, LTD. RE: EMERGING E P M F; UAW RETIREE MEDICAL BENEFITS TRUST; UTAH STATE RETIREMENT SYSTEMS; UTD NAT RELIEF AND WORKS AG FOR PAL REFUGEE IN THE NEAR EAST; VANG FTSE ALL-WORLD EX-US INDEX FD, A S OF V INTER E I FDS; VANGUARD EMERGING MARKETS SELECT STOCK FUND; VANGUARD EMERGING MARKETS STOCK INDEX FUND; VANGUARD FUNDS PUBLIC LIMITED COMPANY; VANGUARD INTERNATIONAL HIGH DIVIDEND YIELD INDEX FUND; VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F; VANGUARD INVESTMENT SERIES PLC; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE  VAN S F; VANGUARD TOTAL WSI FD, A SOV INTERNATIONAL EQUITY INDEX FDS; VIRGINIA RETIREMENT SYSTEM; VOYA EMERGING MARKETS INDEX PORTFOLIO; VOYA INTERNATIONAL CORE FUND; VOYA INVESTMENT MANAGEMENT CO. LLC; VOYA MULTI-MANAGER EMERGING MARKETS EQUITY FUND; WASHINGTON STATE INVESTMENT BOARD; WELL MANAG FUNDS (LUXEMBOURG) - WELL EMERG MKTS R E FUND; WELL MGT FUNDS (LUXEMBOURG) II SICAV - WELL GL M A T R FD; WELLS FARGO BK D OF T ESTABLISHING INV F FOR E BENEFIT TR; FIDELITY FUNDS - LATIN AMERICA FUND; REGINA NIETO MOTTA GUEREKMEZIAN; KAROLINE GUEREKMEZIAN VELLOSO; KATHLEEN NIETO GUEREKMEZIAN; HAGOP GUEREKMEZIAN (by Ricardo José Martins Gimenez).

These minutes match the original recorded in the proper book.

Alessandra Ordunha Araripe

Secretary

BRASKEM S.A

C.N.P.J. No 42.150.391/0001-70

NIRE 29300006939

PUBLICLY-HELD COMPANY

MINUTES OF THE ANNUAL GENERAL MEETING

HELD ON APRIL 28, 2017

(Page of Signatures of the Shareholders present at the Annual General Meeting of BRASKEM S.A. held on April 28, 2017 – An integral part of the Minutes of the Annual General Meeting of BRASKEM S.A. held on April 28, 2017)

EXHIBIT I

VOTING MAP

Subjects in the Agenda of the Annual General Meeting

held on April 28, 2017

Description of the Resolution		Vote	Quantity of shares	(%) of the Total Share Capital*	(%) of the Total Number of Preferred Shares*
			(Common/ Preferred Shares)(1) / (2)
Election of candidates to the Fiscal Board (by separate vote)	Charles René Lebarbenchon (Full)/ Marcos Galeazzi Rosset (Alternate)		11,275,312 Preferred Shares(3)	1%	3%
Election of candidates to the Fiscal Board (by majority vote)	Ismael Campos de Abreu (Full) / Ivan Silva Duarte (Alternate)	Approvals	438,761,575 Common Shares	55%	-
		Rejections	-	0%	-
		Abstentions	-	0%	-
	Aluizio da Rocha Coelho Neto (Full) / Cristiane da Rocha Ribeiro de Souza (Alternate)	Approvals	438,761,575 Common Shares	55%	-
		Rejections	-	0%	-
		Abstentions	-	0%	-
	Marcos Antônio Zacarias (full) / Alexandre Antonio Germano Bittencourt (alternate)	Approvals	438,761,575 Common Shares	55%	-
		Rejections	-	0%	-
		Abstentions	-	0%	-
	Cristiano Gadelha Vidal Campelo (full)	Approvals	438,761,575 Common Shares	55%	-
		Rejections	-	0%	-
		Abstentions	-	0%	-
Resolve on the annual global compensation of the Managers and members of the Fiscal Board for the fiscal year of 2017 in the amount of R$47,262 thousand.		Approvals	441,693,075 Common Shares	55%	-
		Rejections	-	0%	-
		Abstentions	-	0%	-

* Treasury shares not considered.

(1) Common shares issued by the Company.

(2) Class A and B Preferred shares issued by the Company, which entitle a single vote exclusively for a separate election of the Fiscal Board, under article 161, Paragraph 4, letter “a”, of the Corporation Law.

(3) The votes of American Depositary Receipts – ADR holders corresponding to 22,460,452 Class A preferred shares were disregarded, as contained herein.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 2, 2017
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.